AMER SPORTS REPORTS SECOND QUARTER 2024 FINANCIAL RESULTS, COMPANY RAISES FULL YEAR GUIDANCE
•Strong financial performance with sales, adjusted margins and EPS above expectations
•Arc’teryx continues exceptional growth and profitability
•Top-tier performance in Greater China
•Double-digit growth in Salomon soft goods continues, notably footwear
•Wilson returned to growth, with a strong product pipeline for the second half of 2024
HELSINKI (August 20, 2024) – Amer Sports Inc. (NYSE: AS) (“Amer Sports” or the “Company”) announced its financial results for the second quarter of 2024.
CEO James Zheng commented, "I am very pleased by our financial and operational performance in the second quarter of 2024. Our unique portfolio of premium technical brands is taking share in sports and outdoor markets all around the world. Led by our flagship Arc'teryx brand, we well exceeded our own high expectations on all key financial metrics, positioning us to deliver another strong year in 2024."
SECOND QUARTER 2024 RESULTS
For the second quarter of 2024, compared to the second quarter of 2023:
•Revenue increased 16% to $994 million, or increased 18% on a constant currency basis1. Revenues by segment:
•Technical Apparel increased 34% to $407 million, or increased 38% on a constant currency basis. This reflects an omni-comp2 growth of 26%
•Outdoor Performance increased 11% to $304 million, or increased 13% on a constant currency basis
•Ball & Racquet Sports increased 1% to 283 million, or increased 2% on a constant currency basis
•Gross margin increased 220 basis points to 55.5%; Adjusted gross margin increased 200 basis points to 55.8%.
•Selling, general and administrative expenses increased 26% to $560 million; Adjusted selling, general and administrative expenses increased 21% to $526 million.
•Operating loss was $9 million compared to operating profit of $8 million for the second quarter 2023. Adjusted operating profit increased 40% to $29 million.
•Operating margin decreased 180 basis points to (0.9)%. Adjusted operating margin increased 50 basis points to 2.9%. Adjusted operating margin by segment:
◦Technical Apparel increased 110 basis points to 14.2%.

1 Constant currency revenue is calculated by translating the current period reported amounts using the actual exchange rates in use during the comparative prior period, in place of the exchange rates in use during the current period.
2 Omni-comp reflects year over year revenue growth from owned retail stores and e-commerce sites that have been open at least 13 months
1

◦Outdoor Performance increased 380 basis points to (2.1)%.
◦Ball & Racquet Sports decreased 160 basis points to 1.1%.
•Net loss decreased 98% to $4 million, or $(0.01) diluted loss per share; Adjusted net income increased 129% to $25 million, or $0.05 diluted earnings per share.
Balance sheet. Year-over-year inventories increased 2%, below the 16% revenue growth for the quarter and in a healthy position. Net debt3 was $1,820 million, and cash and equivalents totaled $256 million at quarter end.
OUTLOOK
CFO Andrew Page said, “Our strong financial performance in Q2 reinforces my confidence in our near- and long-term path forward. Organic revenue growth in the high-teens and significant gross- and operating-margin expansion reflects the combination of great brands, strong management execution, and a disciplined approach to expenses and working capital. These outstanding results give us the confidence to raise our full-year sales and earnings guidance."
FULL-YEAR 2024
Amer Sports is updating guidance for the year ending December 31, 2024 (all guidance figures reference adjusted amounts):
•Reported revenue growth: 15 - 17%
•Gross margin: approximately 54.5%
•Operating margin: toward high-end of 10.5 - 11.0%
•D&A: approximately $250 million, including approximately $110 million of ROU depreciation
•Net finance cost: $200 - $220 million, including approximately $15 million of finance costs in the first quarter 2024 that won’t be recurring
•Effective tax rate: approximately 38%
•Fully diluted share count: 500 million
•Fully diluted EPS: $0.40 - $0.44
•Technical Apparel: greater than 30% revenue growth; segment operating margin slightly above 20%
•Outdoor Performance: mid-to-high-single-digit revenue growth; segment operating margin high-single digit %.
•Ball & Racquet: low-to-mid single-digit revenue growth, and low-to-mid single-digit segment operating margin

Note: In the second quarter, we recognized an incremental tax benefit of $20 million related primarily to the resolution of uncertain tax positions, which benefited Q2 diluted EPS by approximately $0.04 per share. Additionally, approximately $20 million of wholesale orders shipped earlier than anticipated, which benefited Q2 sales growth by approximately 2% and diluted EPS by $0.01 per share. These timing shifts do not impact our full year guidance.

3 Net debt is defined as the principal value of loans from financial institutions and other interest-bearing liabilities, less cash and cash equivalents

2

THIRD QUARTER 2024
Amer Sports is providing the following guidance for the third quarter ending September 30, 2024 (all guidance figures reference adjusted amounts):
•Reported revenue growth: 12 - 13%
•Gross margin: approximately 54.0%
•Operating margin: 11.0 - 12.0%
•Net finance cost: $45 - $50 million
•Effective tax rate: 50 - 55%
•Fully diluted share count: 510 million
•Fully diluted EPS: $0.08 - $0.10
Other than with respect to revenue, Amer Sports only provides guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking non-IFRS measures to the most directly comparable IFRS Accounting Standards measures due to the difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations without unreasonable efforts. The Company is unable to address the probable significance of the unavailable reconciling items, which could have a potentially significant impact on its future IFRS financial results. The above outlook reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change. Actual results may differ materially from these forward-looking statements, including as a result of, among other things, the factors described under “Forward-Looking Statements” below and in our filings with the SEC.
CONFERENCE CALL INFORMATION
The Company's conference call to review the results for the second quarter 2024 will be webcast live today, Tuesday, August 20, 2024 at 8:00 a.m. Eastern Time and can be accessed at https://investors.amersports.com.
ABOUT AMER SPORTS
Amer Sports is a global group of iconic sports and outdoor brands, including Arc’teryx, Salomon, Wilson, Peak Performance, and Atomic. Our brands are known for their detailed craftsmanship, unwavering authenticity, and premium market positioning. As creators of exceptional apparel, footwear, and equipment, we pride ourselves on cutting-edge innovation, performance, and designs that allow elite athletes and everyday consumers to perform their best.
With over 11,400 employees globally, Amer Sports’ purpose is to elevate the world through sport. Our vision is to be the global leader in premium sports and outdoor brands. With corporate offices in Helsinki, Munich, Kraków, New York, and Shanghai, we have operations in 40+ countries and our products are sold in 100+ countries. Amer Sports generated $4.4 billion of revenue in 2023. Amer Sports, Inc. shares are listed on the New York Stock Exchange. For more information, visit www.amersports.com.

NON-IFRS MEASURES
Adjusted gross profit margin, adjusted SG&A expenses, adjusted operating profit margin, adjusted EBITDA, adjusted net (loss)/income, and adjusted diluted (loss)/income per share are financial measures that are not defined under IFRS Accounting Standards. Adjusted gross profit margin is calculated as adjusted gross profit divided by revenue. Adjusted gross profit is calculated as gross profit excluding amortization related to certain purchase price adjustments (PPA) in connection with the acquisition and delisting of Amer Sports in 2019 and restructuring expenses. Adjusted SG&A also excludes PPA amortization, as well as adjustments to exclude restructuring expenses, expenses related to transaction activities, expenses related to certain legal proceedings, and certain share-based payments. Adjusted operating profit margin is calculated as adjusted operating profit divided by revenue. Adjusted operating profit is calculated as loss before tax with adjustments to exclude PPA amortization, restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings, certain share-based payments, finance costs, and finance income. EBITDA is calculated as net (loss)/income attributable to equity holders of the Company, plus net income attributable to non-controlling interests, income tax expense, finance cost, loss on debt extinguishment, depreciation and amortization and minus finance income, from both continuing and discontinued operations. Adjusted EBITDA is calculated as EBITDA with adjustments to exclude results from discontinued operations, restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings and certain share-based payments. Adjusted net (loss)/income is calculated as net (loss)/income attributable to equity holders with adjustments to exclude PPA amortization, loss from discontinued operations, restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings, certain share-based payments, loss on debt extinguishment and related income tax expense. “Omni-comp” is defined as year over year revenue growth from owned retail stores and e-commerce sites that have been open at least 13 months.
The Company believes that these non IFRS measures, when taken together with its financial results presented in accordance with IFRS Accounting Standards, provide meaningful supplemental information regarding its operating performance and facilitate internal comparisons of its historical operating performance on a more consistent basis by excluding certain items that may not be indicative of our business, results of operations or outlook. In particular, adjusted EBITDA and adjusted net (loss)/income are helpful to investors as they are measures used by management in assessing the health of the business and evaluating operating performance, as well as for internal planning and forecasting purposes. Non-IFRS financial measures however are subject to inherent limitations, may not be comparable to similarly titled measures used by other companies and should not be considered in isolation or as an alternative to IFRS measures. The supplemental tables below provide reconciliations of each non-IFRS financial measure presented to its most directly comparable IFRS Accounting Standards financial measure.

FORWARD LOOKING STATEMENTS
This press release includes estimates, projections, statements relating to the business plans, objectives, and expected operating results of the Company that are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In many cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “target,” “outlook,” “believes,” “intends,” “estimates,” “predicts,” “potential” or the negative of these terms or other comparable terminology. These forward looking statements include, without limitation, guidance and outlook statements, our long-term targets and algorithm, statements regarding our ability to meet environmental, social and governance goals, expectations regarding industry trends and the size and growth rates of addressable markets, and statements regarding our business plan and our growth strategies. These statements are based on management’s current expectations but they involve a number of risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in the forward-looking statements as a result of factors relating to, without limitation: the strength of our brands; changes in market trends and consumer preferences; intense competition that our products, services and experiences face; harm to our reputation that could adversely impact our ability to attract and retain consumers and wholesale partners, employees, brand ambassadors, partners, and other stakeholders; reliance on technical innovation and high-quality products; general economic and business conditions worldwide, including due to inflationary pressures; the strength of our relationships with and the financial condition of our third-party suppliers, manufacturers, wholesale partners and consumers; ability to expand our DTC channel, including our expansion and success of our owned retail stores and e-commerce platform; our plans to innovate, expand our product offerings and successfully implement our growth strategies that may not be successful, and implementation of these plans that may divert our operational, managerial and administrative resources; our international operations, including any related to political uncertainty and geopolitical tensions; our and our wholesale partners’ ability to accurately forecast demand for our products and our ability to manage manufacturing decisions; our third party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; the cost of raw materials and our reliance on third-party manufacturers; our distribution system and ability to deliver our brands’ products to our wholesale partners and consumers; climate change and sustainability or ESG-related matters, or legal, regulatory or market responses thereto; changes to trade policies, tariffs, import/export regulations, anti-competition regulations and other regulations in the United States, EU, PRC and other jurisdictions, or our failure to comply with such regulations; ability to obtain, maintain, protect and enforce our intellectual property rights in our brands, designs, technologies and proprietary information and processes; ability to defend against claims of intellectual property infringement, misappropriation, dilution or other violations made by third parties against us; security breaches or other disruptions to our IT systems; changes in government regulation and tax matters; our ability to remediate our material weakness in our internal control over financial reporting; our relationship with our significant shareholders; other factors that may affect our financial condition, liquidity and results of operations; and other risks and uncertainties set out in filings made from time to time with the SEC and available at www.sec.gov, including, without limitation, our reports on Form 20-F and Form 6-K. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements. The forward-looking statements made herein speak only as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances, except as may be required by law.

FOR ADDITIONAL INFORMATION
Investor Relations:
Omar Saad
Vice President, Finance and Investor Relations
omar.saad@amersports.com
Media:
Anu Sirkiä
Senior Vice President, Communications
anu.sirkia@amersports.com
Source: Amer Sports

CONSOLIDATED STATEMENTS OF INCOME AND LOSS
For the Three and Six Months Ended June 30, 2024 and 2023
(Unaudited; $ in millions, except per share information)

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023

Revenue	$993.8	$856.8	$2,176.7	$1,907.1
Cost of goods sold	(442.5)	(400.2)	(986.9)	(895.6)
Gross profit	551.3	456.6	1,189.8	1,011.5
Selling, general and administrative expenses	(560.2)	(445.3)	(1,094.4)	(867.7)
Impairment losses	(1.2)	(4.7)	(2.5)	(7.5)
Other operating income	1.6	0.9	7.6	1.6
Operating (loss)/profit	(8.5)	7.5	100.5	137.9

Finance income	2.5	1.8	5.2	3.1
Finance cost	(47.7)	(101.1)	(130.0)	(187.2)
Loss on debt extinguishment	-	-	(14.3)	-
Net finance cost	(45.2)	(99.3)	(139.1)	(184.1)

Loss before tax	(53.7)	(91.8)	(38.6)	(46.2)

Income tax benefit/(expense)	51.9	(5.2)	43.7	(31.9)

Net (loss)/income	$(1.8)	$(97.0)	$5.1	$(78.1)

(Loss)/Income attributable to:
Equity holders of the Company	$(3.7)	$(96.9)	$1.4	$(78.0)
Non-controlling interests	$1.9	$(0.1)	$3.7	$(0.1)

(Loss)/Earnings per share
Basic (loss)/earnings per share	$(0.01)	$(0.25)	$0.00	$(0.20)
Diluted (loss)/earnings per share	$(0.01)	$(0.25)	$0.00	$(0.20)

Weighted-average number of ordinary shares
Basic	505,249,607	384,499,607	483,672,684	384,499,607
Diluted	505,249,607	384,499,607	486,601,577	384,499,607

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of June 30, 2024 and December 31, 2023
(Unaudited; $ in millions)

($ in millions)	June 30, 2024	December 31, 2023

ASSETS

NON-CURRENT ASSETS

Intangible assets	$2,700.5	$2,748.7
Goodwill	2,246.3	2,270.0
Property, plant and equipment	481.0	441.9
Right-of-use assets	402.9	317.1
Non-current financial assets	9.0	9.2
Other non-current assets	56.7	73.5
Deferred tax assets	155.6	161.7
TOTAL NON-CURRENT ASSETS	6,052.0	6,022.1

CURRENT ASSETS

Inventories	1,241.0	1,099.6
Accounts receivable, net	425.5	599.8
Prepaid expenses and other receivables	219.2	162.3
Current tax assets	51.1	6.6
Cash and cash equivalents	255.9	483.4
TOTAL CURRENT ASSETS	2,192.7	2,351.7

TOTAL ASSETS	8,244.7	8,373.8

SHAREHOLDERS' EQUITY (DEFICIT) AND LIABILITIES

EQUITY (DEFICIT)

Share capital	16.9	642.2
Share premium	2,133.4	—
Capital reserve	2,789.2	227.2
Cash flow hedge reserve	8.4	(10.6)
Accumulated deficit and other	(941.3)	(1,019.0)
Equity (deficit) attributable to equity holders of the parent company	4,006.6	(160.2)
Non-controlling interests	7.1	3.4
TOTAL EQUITY (DEFICIT)	4,013.7	(156.8)

LIABILITIES

LONG-TERM LIABILITIES
Lease liabilities	$329.8	$250.4
Loans from financial institutions	2,013.9	1,863.4
Loans from related parties	—	4,077.0
Defined benefit pension liabilities	16.5	23.9
Other long-term liabilities	23.0	29.4
Provisions	5.4	5.5
Long-term tax liabilities	11.4	32.1
Deferred tax liabilities	660.2	675.0
TOTAL LONG-TERM LIABILITIES	3,060.2	6,956.7

CURRENT LIABILITIES
Interest-bearing liabilities	31.6	381.0
Lease liabilities	101.7	89.4
Accounts payable	454.3	426.5
Other current liabilities	555.0	567.5
Provisions	28.2	29.9
Current tax liabilities	—	79.6
TOTAL CURRENT LIABILITIES	1,170.8	1,573.9

TOTAL LIABILITIES	4,231.0	8,530.6

TOTAL SHAREHOLDERS’ EQUITY (DEFICIT) AND LIABILITIES	$8,244.7	$8,373.8

GEOGRAPHIC REVENUES
For the Three and Six Months Ended June 30, 2024 and 2023
(Unaudited; $ in millions)

	Three months ended June 30,			Six months ended June 30,
($ in millions)	2024	2023	% Change	2024	2023	% Change

Geographic Revenues
EMEA	$232	$230	1%	$590	$587	1%
Americas	368	366	1%	777	776	0%
Greater China (1)	289	188	54%	599	393	52%
Asia Pacific (2)	106	73	45%	210	151	39%
Total	$994	$857	16%	$2,177	$1,907	14%
(1) Consists of mainland China, Hong Kong, Macau and Taiwan.
(2) Excludes Greater China.
CHANNEL REVENUES
For the Three and Six Months Ended June 30, 2024 and 2023
(Unaudited; $ in millions)

	Three months ended June 30,			Six months ended June 30,
($ in millions)	2024	2023	% Change	2024	2023	% Change

Channel Revenues
Wholesale	$545	$536	2%	$1,239	$1,239	0%
DTC	449	321	40%	938	669	40%
Total	$994	$857	16%	$2,177	$1,907	14%

SEGMENT REVENUES
For the Three and Six Months Ended June 30, 2024 and 2023
(Unaudited; $ in millions)

	Three months ended June 30,			Six months ended June 30,
($ in millions)	2024	2023	% Change	2024	2023	% Change

Segment Revenue
Technical Apparel	$407	$303	34%	$918	$658	39%
Outdoor Performance	304	274	11%	704	651	8%
Ball & Racquet Sports	283	280	1%	555	598	(7)%
Total	$994	$857	16%	$2,177	$1,907	14%

SEGMENT ADJUSTED OPERATING PROFIT
For the Three and Six Months Ended June 30, 2024 and 2023
(Unaudited; $ in millions)

	Three months ended June 30,				Six months ended June 30,
($ in millions)	2024	% of Segment Revenues (2)	2023	% of Segment Revenues (2)	2024	% of Segment Revenues (2)	2023	% of Segment Revenues (2)

Segment Adjusted Operating Profit/(Loss)
Technical Apparel	$58	14.2%	$40	13.1%	$175	19.1%	$123	18.6%
Outdoor Performance	(7)	(2.1)%	(16)	(5.9)%	13	1.8%	15	2.3%
Ball & Racquet Sports	3	1.1%	7	2.7%	14	2.5%	53	8.9%
Reconciliation (1)	(25)	NM	(10)	NM	(43)	NM	(29)	NM
Total	$29	2.9%	$21	2.4%	$159	7.3%	$162	8.5%
(1) Includes corporate expenses, which have not been allocated to the reportable segments.
(2) The operating loss as a percentage of revenues for the Reconciliation is not presented as it is not a meaningful metric (NM).

SEGMENT DTC OPERATING DATA
As of June 30, 2024 and 2023
(Unaudited)

	June 30,
	2024	2023	% Change

Store count (1)
Technical Apparel	203	174	17%
Outdoor Performance	162	113	43%
Ball & Racquet	26	12	117%
Total	391	299	31%

Omni-comp (2)
Technical Apparel	26%	80%
Outdoor Performance	32%	36%
Ball & Racquet	1%	18%
(1) Reflects the number of owned retail stores open at the end of the fiscal period for each segment
(2) Omni-comp reflects year over year revenue growth from owned retail stores and e-commerce sites that have been open at least 13 months

ADJUSTED GROSS PROFIT RECONCILIATION
For the Three and Six Months Ended June 30, 2024 and 2023
(Unaudited; $ in millions)

	Three months ended June 30,		Six months ended June 30,
($ in millions)	2024	2023	2024	2023

Gross Profit	$551	$457	$1,190	$1,012
PPA	4	4	7	7
Adjusted Gross Profit	$555	$461	$1,197	$1,019

ADJUSTED SG&A RECONCILIATION (1)
For the Three and Six Months Ended June 30, 2024 and 2023
(Unaudited; $ in millions)

	Three months ended June 30,		Six months ended June 30,
($ in millions)	2024	2023	2024	2023

Selling, general and administrative expenses	$(560)	$(445)	$(1,094)	$(868)
Restructuring expenses	9	—	10	—
PPA	7	7	14	14
Expenses related to transaction activities	12	3	18	3
Share-based payments	6	—	9	—
Adjusted SG&A expenses	$(526)	$(436)	$(1,043)	$(851)
(1) The presented figures and percentages are subject to rounding adjustments, which may cause discrepancies between the sum of the individual figures and the presented aggregated column and row totals.
ADJUSTED OPERATING PROFIT RECONCILIATION (1)
For the Three and Six Months Ended June 30, 2024 and 2023
(Unaudited; $ in millions)

	Three months ended June 30,		Six months ended June 30,
($ in millions)	2024	2023	2024	2023

Loss before tax	$(54)	$(92)	$(39)	$(46)
PPA	11	11	21	21
Restructuring expenses	9	—	10	—
Expenses related to transaction activities	12	3	18	3
Share-based payments	6	—	9	—
Finance costs	48	101	130	187
Loss on debt extinguishment	—	—	14	—
Finance income	(3)	(2)	(5)	(3)
Adjusted operating profit	$29	$21	$159	$162
(1) The presented figures and percentages are subject to rounding adjustments, which may cause discrepancies between the sum of the individual figures and the presented aggregated column and row totals.

ADJUSTED NET INCOME RECONCILIATION (1)
For the Three and Six Months Ended June 30, 2024 and 2023
(Unaudited; $ in millions, except per share information)

	Three months ended June 30,		Six months ended June 30,
($ in millions)	2024	2023	2024	2023

Net (loss)/income attributable to equity holders	$(4)	$(97)	$1	$(78)
PPA	11	11	21	21
Restructuring expenses	9	—	10	—
Expenses related to transaction activities (2)	12	3	36	3
Share-based payments	6	—	9	—
Loss on debt extinguishment	—	—	14	—
Income tax expense	(9)	(3)	(18)	(5)
Adjusted net income/(loss) attributable to equity holders	$25	$(86)	$75	$(59)
Adjusted weighted-average dilutive shares outstanding (3)	508,319,702	384,499,607	486,601,577	384,499,607
Adjusted total diluted earnings/(loss) per share	$0.05	$(0.22)	$0.15	$(0.15)
(1) The presented figures and percentages are subject to rounding adjustments, which may cause discrepancies between the sum of the individual figures and the presented aggregated column and row totals.
(2) Includes approximately $18 million of foreign currency exchange losses related to contract costs incurred in association with our IPO, which are classified as Finance costs on the Consolidated Statement of Income and Loss, for the six months ended June 30, 2024.
(3) As we have a net loss on an IFRS basis for the three months ended June 30, 2024,weighted-average dilutive shares outstanding equals weighted-average basic shares outstanding. Adjusted total dilutive income per share for the three months ended June 30, 2024, includes the dilutive impact of 3,070,095 shares in accordance with IAS 33, Earnings Per Share, as we have net income on an adjusted basis.

EBITDA, ADJUSTED EBITDA, AND ADJUSTED EBITDA MARGIN RECONCILIATION (1)
For the Three and Six Months Ended June 30, 2024 and 2023
(Unaudited; $ in millions)

	Three months ended June 30,		Six months ended June 30,
($ in millions)	2024	2023	2024	2023

Revenue	$994	$857	$2,177	$1,907
Net (loss)/income attributable to equity holders	$(4)	$(97)	$1	$(78)
Net income attributable to non-controlling interests	2	—	4	—
Income tax (benefit)/expense	(52)	5	(44)	32
Finance cost (2)	48	101	130	187
Loss on debt extinguishment	—	—	14	—
Depreciation and amortization (3)	63	52	125	104
Finance income	(3)	(2)	(5)	(3)
EBITDA	54	60	226	242
Restructuring expenses	9	—	10	—
Expenses related to transaction activities	12	3	18	3
Share-based payments	6	—	9	—
Adjusted EBITDA	$81	$63	$263	$245
Net (loss)/income margin	(0.4)%	(11.3)%	0.1%	(4.1)%
Adjusted EBITDA Margin	8.2%	7.3%	12.1%	12.9%
(1) The presented figures and percentages are subject to rounding adjustments, which may cause discrepancies between the sum of the individual figures and the presented aggregated column and row totals.
(2) Total interest expense on lease liabilities under IFRS 16, Leases was $4.9 million and $2.0 million for the three months ended June 30, 2024, and 2023, and $9.2 million and $4.0 million for the six months ended June 30, 2024, and 2023, respectively.
(3) Depreciation and amortization includes amortization expense for right-of-use assets capitalized under IFRS 16, Leases of $29.2 million and $19.3 million for the three months ended June 30, 2024, and 2023, and $55.7 million and $38.1 million for the six months ended June 30, 2024, and 2023, respectively.